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...ington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 -A
PART III

SEC FILE NUMBER
8-22326

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GILBERT DONIGER & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

825 3rd AVENUE, 40TH FLOOR
(No. and Street)

NEW YORK, NY 10022
(City) (State) (Zip Code)

PROCESSED
MAY 29 2008
THOMSON REUTERS

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRUCE DONIGER (212) 888-5151
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERSON & CORRADO, LLP
(Name – *if individual, state last, first, middle name*)

25 WEST 43rd STREET, SUITE 920 NEW YORK, NY 10036-7406
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 01 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
10

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, BRUCE DONIGER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GILBERT DONIGER & CO., INC., as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANNIE SHADEROWFSKY
Notary Public, State of New York
No. 01SH6027320
Qualified in New York County
Commission Expires 7/6/20 11

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERSON+CORRADO
Integrated Financial Solutions

www.bersonandcorrado.com

April 22, 2008

SEC Headquarters
100 F Street, NE
Washington, DC 20549

Re: Gilbert, Doniger & Co., Inc.

To Whom It May Concern::

I am writing in response to the enclosed letter from FINRA.

Together with this, you will find a corrected Facing page and an opinion page signed by Berson & Corrado, LLP, a registered CPA firm.

If you have any questions or would like to discuss this further please contact me.

Very truly yours,

Jennifer Cooper
Berson+Corrado

25 West 43rd Street, Suite 920
New York, NY 10036-7406
T 212.730.5444
F 212.730.5450

48 South Franklin Turnpike, Suite 101
Ramsey, NJ 07446-2558
T 201.661.6600
F 201.661.6601

FINRA

Financial Industry Regulatory Authority

Certified Mail

April 14, 2008

Bruce Doniger
President
Gilbert, Doniger & Co., Inc.
825 Third Avenue
New York, NY 10022

Re: Gilbert, Doniger & Co., Inc. #7583

Dear Mr. Doniger:

This acknowledges receipt of your December 31, 2007 annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

> **SEC Rule 17a-5(f) (1)** states the commission will not recognize any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office. The facing page states Berson+Corrado Intergrated Financial Solutions as the Independent Public Accountant with a NJ address and an opinion signed by Berson+Corrado. We were unable to confirm that the above name firm is registered in NJ.
>
> Please provide a corrected Facing page and an opinion page signed by the CPA or CPA Firm where the firm is registered. If the report was not prepared by an Independent Public Accountant, a statement so indicating.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *Manual* under the section titled *SEC Rules & Regulation T*, and we suggest that you review it with your independent accountant.

Pursuant to the provisions of Rule 8210, we request that you immediately send one copy of each item listed above to this office and to the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

END